Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Global Consumer Acquisition Corp. on Form S-1 of our report dated April 27, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements as of December 31, 2020 and January 31, 2021 and for the periods from December 28, 2020 (inception) through December 31, 2020 and January 1, 2021 through January 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

New York,

April 27, 2021

www.marcumbp.com